Exhibit 10.1

August 14, 2023

David Leuci

4 Wingate Lane

Acton, MA 01720

Email: dleuci@comcast.net

Phone: (617) 283-4559

Dear David,

STRAN and Company, Inc. (Stran Promotional Solutions) is pleased to extend you an offer for the position of Chief Information Officer (CIO) to begin employment at a mutually agreeable time.

Position: Chief Information Officer (CIO). In this position, you will provide sound technical and strategic leadership while overseeing the direction and oversight for the company’s IT operations and communications aiming to improve processes within the company. The CIO will also provide direction and oversight for the development, implementation, and dissemination of technology for external customers, vendors, and other clients. You will delegate tasks and responsibilities to other Stran employees, while communicating directly with stakeholders and customers to ensure our company’s technologies are performing or exceeding their intended objective. This is a vital leadership role that will drive results, spur growth, and increase the overall profitability and efficiency of Stran. The four primary technology components that you will oversee currently consist of the following categories:

●	Internal operations oversee the company’s technology infrastructure that allow the order processes to flow smoothly and efficiently while implementing automation wherever possible. (NetSuite ERP, API integrations between vendors and 3PL’s, enablement of Promo Standards, Product search, CRM and presentation tools, etc. We need to optimize our technology and the processes we use to allow for efficient workflows, reduce friction and create capacity within our team.

●	Customer facing technology and e-commerce that makes it easier for our customers to do business with Stran and is a value-added differentiator. These are both custom developed and industry specific solutions (Magento, Shopify, WebJaguar, OMG, BrightStores) that enable the requirements of our clients.

●	General IT tools needed for Stran employees to effectively function daily while remaining secure and compliant – in partnership with our current outsourced IT provider (computers, email, cloud network, connectivity, MS Teams, Jira, Trello, communication tools, telecommunications)

●	Public Facing Technology as related to Stran’s presence on the web (stran.com, Demand Gen, DAM, email blasts, Social Media platforms, etc).

Your overall efforts should build upon the foundation that we have developed to sustain our current overhead and continue to grow. Your success will be measured with quantifiable and measurable results compared to goals set forth and established together.

Reporting: This position will report to the CEO. You will also be expected to work with and be held accountable to the other department heads to understand how the different business units need to work with one another to make the company more effective.

Stran & Company - 2 Heritage Dr. - Quincy, MA 02171 - 800-833-33309 - www.stran.com

1.	Mission:

●	Develop technical aspects for Stran’s strategy to ensure alignment with its short and long-term business goals.

●	Create, document, and implement a clear and concise technology roadmap that is constantly reviewed, updated, and improved upon – while shared with the executive team.

●	Discover, evaluate, and implement new technologies and infrastructures that create value and yield competitive advantages.

●	Effectively and concisely communicate technology strategy to peers, employees, partners, vendors, and customers.

●	Lead strategic planning for the IT department personnel structure, roles, responsibilities, and skillsets required.

●	Play an integral role in the ongoing management and oversight of NetSuite as Stran’s ERP – ensuring that processes are established and followed efficiently and appropriately.

●	Strategically build out, streamline, and manage Stran’s e-commerce offerings that currently includes multiple platforms including Magento, Shopify, WebJaguar, FAST, nexTouch, BrightStores, CoreXpand. Collaborate with the COO and the Programs Management leader to create and support a programmatic offering that delivers new capabilities aligned to business strategy that is industry-leading, nimble and efficient.

●	Managing, monitor, and enforce technology budgets and time frames.

●	Ensure all technology practices adhere to regulatory standards.

●	Ensuring technologies are being used efficiently, profitably, and securely companywide.

●	Work with Executive team to strategize and understand company financials, business opportunities, and overall company direction while relaying appropriate information related to technology appropriately.

●	Participate in the development and execution of strategic and tactical business plans that support the strategic initiatives across the organization.

2.	Four major activities and the % of time.

Activity	% of Time
Internal Tech Operations and ERP management	40%
e-Commerce strategy, development, execution, and management	40%
General IT and Communication management	10%
Public Facing Technology oversight and understanding	10%

3. Supervision & Guidance:

CEO / President / Executive Vice President / Other C-Level Executives where appropriate

4. People Supervised:

Entire IT and e-commerce Department and specific operations team members if deemed appropriate.

5. Other leadership contacts in the Organization:

We expect you to work in partnership with each C-Level Executive and/or each department leader in order to accomplish your goals as well as accomplishing overall company goals.

Stran & Company - 2 Heritage Dr. - Quincy, MA 02171 - 800-833-33309 - www.stran.com

6.	External Contacts:

Customers

Technology providers and outsourced developers

Suppliers & Partners

Other 3rd party service providers and 3PL’s

7.	Performance Criteria:

●	Confidence from Executive team that you are strategically implementing and administering technology plans that will help us reach our short and long-term business goals.

●	Confidence from employees that you are delivering solutions that help them do their jobs and keep our customers satisfied technologically.

●	Confidence from customers that you are providing technology tools that differentiate Stran and helps them accomplish their e-commerce goals.

●	Ability to show quantifiable results as related to the goals set out in the Technology Roadmap.

●	Successful training and education of Stran employees for all technology offerings and the benefits, drawbacks, financials of each model.

●	Ensure compliance and security measures are being met.

Compensation: Stran will provide you with an annual base salary of $265,000.00 with the potential for increases in salary and annual bonus based on the successful achievement of both personal and business-related goals as outlined below/attached.

Car and Phone Allowance: Stran will provide you with a monthly car and phone allowance of $750.00.

Signing Bonus: 21,000 options that vest over 2 years; 1/3 immediately, 1/3 each subsequent year.

Bonus Structure:

Stran would like to offer you a bonus structure that encompasses both personal goals and overall business goals. After the first year of employment, and each subsequent year, these goals and bonus figures will be reviewed to ensure that proper benchmarks and goals are a benefit to the organization, realistic, attainable, and fair for everyone.

Performance Bonus Structure: Stran has developed a 2024 bonus plan that ties directly to the overall sales, profitability, and growth of Stran. Stran expects significant year-over-year growth with relative increased profitability as our main success benchmark. Should the company achieve the goals as outlined below, you can expect a bonus based on these criteria. These benchmarks and bonus % are based on the current landscape (not including any future acquisitions) and will be adjusted each year based on changing business factors.

2023 Bonus: Based on the timing and limited time to make an immediate impact, 2023 bonus will be established within 30 days of the start date and prorated for the balance of the year ending 12/31/23. This structure will be developed in partnership with the CEO and CFO and will need approval by compensation committee once established.

Cash Bonuses (2024): Achieve the following goals OR at the discretion of the CEO and approval by compensation committee – reviewed and paid annually, based on fiscal year. Performance targets are based on Company sales, gross profit and net profit, as defined under GAAP and reported in the Company’s annual 10-K financial statements. Target weighting is 10% on sales, 50% on gross profit and 40% on net profit.

Stran & Company - 2 Heritage Dr. - Quincy, MA 02171 - 800-833-33309 - www.stran.com

Your cash bonus is based on your base salary, with 5% of your base salary as a bonus if 95% of all target amounts are achieved, 20% if 100% of target amounts are achieved, 30% if 110% of target amounts are achieved and 40% if 120% of target amounts are achieved. For example, if Stran achieves sales of $87.5 million, gross profit of $26.25 million (30%) and net profit of $1.312 million (1.5%), you will receive a cash bonus of $53,000. If 120% of all targets are achieved, you will receive a cash bonus of $106,000. Each target (sales, gross profit, net profit) are measured separately, allowing for example the opportunity to achieve one target for sales and another target for net profit, with the total cash bonus based on the weighting of the target achieved. Please refer to the attached excel file for additional information.

Stock Option Bonuses (2024): Achieve the following goals OR at the discretion of the CEO and approval by compensation committee – reviewed and paid annually, based on fiscal year.

100,000 stock options will be issued annually with an exercise price equal to the stock price at the time issuance. Such options will vest based on the achievement of the same annual targets set for the cash bonus for that year and based on the below:

●	Sales target achieved: 15,000 options

●	Gross profit target achieved: 15,000 options

●	Net profit target achieved: 15,000 options

●	125% of net profit target achieved: 25,000 options

●	150% of net profit target achieved: 30,000 options

Any stock options or shares of the Company’s common stock will follow all regulatory and compliance rules including filing a registration statement or restricting the sale or exercise of shares due to SEC, FINRA, Nasdaq or other regulatory requirements.

Non-solicitation:

Stran will execute a standard non-disclosure and non-solicitation agreement with you that will not restrict you from working within the promotional industry, but will require you to maintain confidentiality and refrain from soliciting current clients or employees that were existing or obtained during your employment with Stran.

Severance:

Should Stran terminate your employment within the first 2 years of your start date, you will be eligible for the following compensation benefits:

(i)	Year1. You will receive 4 months of your salary, paid per the company’s current pay schedule during that time.

(ii)	Year2. You will receive 2 months of your salary, paid per the company’s current pay schedule during that time.

Severance will not be applicable if you are terminated for “Cause”. As used herein, “Cause” shall mean: (a) conviction of or plea of guilty or nolo contendere to a felony (b) commission of fraud or embezzlement on the Company or any of its subsidiaries; (c) willful act or omission which results in an assessment of a civil or criminal penalty against the Company or any of its subsidiaries that causes material financial or reputational harm to the Company or any of its subsidiaries; (d) any intentional act of dishonesty resulting or intending to result in personal gain or enrichment at the expense of the Company or any of its subsidiaries; (e) a violation by Executive of law (whether statutory, regulatory or common law), causing a material financial harm or material reputational harm to the Company or any of its subsidiaries; (f) a material violation by Executive of the Company’s (or any of its subsidiaries’) bona fide, written equal employment opportunity, antidiscrimination, anti -harassment, or anti-retaliation policies; (g) the Executive’s consistent abuse of alcohol, prescription drugs or controlled substances, which interferes with the performance of her duties to the Company; or (i) excessive absenteeism of the Executive other than for reasons of illness.

Stran & Company - 2 Heritage Dr. - Quincy, MA 02171 - 800-833-33309 - www.stran.com

Benefits: Stran offers Medical Care Coverage under an HMO or PPO plan whereby the company contributes 65% of the monthly premium if you choose to participate. Stran provides life insurance and short-term disability as outlined in our benefits package. Stran also offers a Section 125 Flexible Spending Account and elective participation in dental insurance and long-term disability programs. Additionally, you are eligible to participate in the 401K savings plan with a company match of 3% of your annual salary – up to the legal maximum. You will be eligible for these benefits immediately upon employment. .

In addition, Stran has adopted an unlimited vacation policy that encompasses vacation, personal, and sick days. You must receive approval and give at least two weeks’ notice prior to taking time off whenever possible. Stran also offers a generous holiday schedule each year. For calendar year 2022 STRAN has 10 paid holidays.

A performance review of stated goals will take place at 3, 6 and 12 months following your start date.

Working hours will be from 8:30am- 5:30pm. Please note that due to the increasing level of growth that our business has been experiencing over the past few years, and as the newest member of our senior management team, it would be expected that additional hours be put in to ensure that all areas under your responsibility are properly tended to. Upon acceptance of this role, you will need to complete the I-9, W-4 and other employee information forms by the first day of work. Also, you will need to read and sign the Stran employee Handbook before the end of you first week of employment.

Please let us know of your decision to accept this offer in writing. Congratulations, we think you will be a great addition to our team and look forward to working with you in your new role and position!

Sincerely,

/s/ Andy Shape
Andy Shape, President and CEO
STRAN and Company, Inc.

 I accept this offer:

August 16, 2023
Name	Date

Stran & Company - 2 Heritage Dr. - Quincy, MA 02171 - 800-833-33309 - www.stran.com

5